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As filed with the Securities and Exchange Commission on September 30, 2002

REGISTRATION NO. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

AQUILA, INC.
(Exact Name of Registrant as Specified in Its Charter)

DELAWARE (State or other jurisdiction of incorporation or organization)	4911 (Primary Standard Industrial Classification Code Number)	44-0541877 (I.R.S. Employer Identification No.)

20 WEST NINTH STREET
KANSAS CITY, MISSOURI 64105
(816) 421-6600
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Leslie J. Parrette, Jr., Esq.
Senior Vice President, General Counsel and Corporate Secretary
Aquila, Inc.
20 West Ninth Street
Kansas City, Missouri 64105
(816) 421-6600
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this registration statement becomes effective

        If the securities being registered on this form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Exchange Note	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(1)

11 7/8% Senior Notes due July 1, 2012	$500,000,000	100%	$500,000,000	$46,000

(1)
The registration fee has been calculated pursuant to Rule 457(f)(2) under the Securities Act of 1933 and reflects the book value of the notes as of September 30, 2002. The Proposed Maximum Offering Price is based on the book value of the notes, as required by Rule 457(f)(2), as of September 30, 2002 in the absence of a market for them and is estimated solely for the purpose of calculating the registration fee.

        THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

Subject to Completion, Dated September 30, 2002

PROSPECTUS

AQUILA, INC.

Offer To Exchange
up to $500,000,000 principal amount of its new 11 7/8% Senior Notes due July 1, 2012, which have been registered under the Securities Act of 1933, for any and all of its outstanding 11 7/8% Senior Notes due July 1, 2012

        This prospectus relates to the offer by Aquila, Inc. to exchange up to $500,000,000 of new 11 7/8% senior notes due July 1, 2012, which are referred to as the "exchange notes," for any and all of its outstanding 11 7/8% senior notes due July 1, 2012, which are referred to as the "restricted notes." The exchange notes have been registered under the Securities Act of 1933 and, therefore, are freely transferable, whereas the restricted notes are subject to certain transfer restrictions.

        Interest on the notes will be paid each January 1 and July 1. The first interest payment will be made on January 1, 2003. The exchange notes are subject to optional redemption by Aquila prior to maturity, in whole or in part, at the make-whole redemption price described in this prospectus.

        The restricted notes are, and the exchange notes will be, unsecured and unsubordinated obligations of Aquila.

  •
  The exchange offer expires at 5:00 p.m. New York City time on            , 2002, unless extended.

  •
  You should carefully review the procedures for tendering your restricted notes beginning on page 16 of this prospectus.

  •
  Tenders of restricted notes may be withdrawn at any time prior to the expiration of the exchange offer.

  •
  All restricted notes that are validly tendered and not validly withdrawn will be exchanged.

  •
  Holders of restricted notes do not have any appraisal or dissenters' rights in connection with the exchange offer.

  •
  Restricted notes not exchanged in the exchange offer will remain outstanding and be entitled to the benefits of the indenture under which they were issued, though, except under certain circumstances, will not have further exchange or registration rights.

  •
  No public market currently exists for the restricted notes. We do not intend to list the exchange notes on any securities exchange and, therefore, no active public market for the exchange notes is anticipated.

        Each holder of restricted notes wishing to accept the exchange offer must effect a tender of restricted notes by book-entry transfer into the exchange agent's account at The Depository Trust Company ("DTC"). All deliveries are at the risk of the holder. You can find detailed instructions concerning delivery in the "Exchange Offer" section of this prospectus.

        YOU SHOULD CAREFULLY REVIEW THE "RISK FACTORS" BEGINNING ON PAGE 4 OF THIS PROSPECTUS.

        Each broker-dealer that receives exchange notes for its own account pursuant to this exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. The exchange offer letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of the exchange notes received in exchange for restricted notes that the broker-dealer acquired as a result of market-making activities or other trading activities. We have agreed that we will make this prospectus available to any such broker-dealer for use in connection with such a resale for the earlier to occur of (a) a period of 180 days after the consummation of the exchange offer, and (b) the date on which such restricted notes held by such a broker-dealer have been sold. See "Plan of Distribution."

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE EXCHANGE NOTES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        YOU SHOULD READ THIS ENTIRE DOCUMENT AND THE ACCOMPANYING LETTER OF TRANSMITTAL AND RELATED DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS CAREFULLY BEFORE MAKING YOUR DECISION TO PARTICIPATE IN THE EXCHANGE OFFER.

The date of this prospectus is,                          2002

TABLE OF CONTENTS

WHERE YOU CAN FIND MORE INFORMATION	1
SUMMARY	2
RISK FACTORS	4
FORWARD-LOOKING STATEMENTS AND ADDITIONAL RISK FACTORS	9
ABOUT AQUILA	10
RECENT DEVELOPMENTS	10
RATIO OF EARNINGS TO FIXED CHARGES	11
USE OF PROCEEDS	11
SELECTED FINANCIAL INFORMATION	12
EXCHANGE OFFER	14
DESCRIPTION OF THE NOTES	21
TAX MATTERS	26
PLAN OF DISTRIBUTION	26
LEGAL OPINIONS	26
EXPERTS	27

        You should rely only on the information contained in this document or to which we have referred you herein. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

        On March 15, 2002, we changed our name from UtiliCorp United Inc. to "Aquila, Inc." Unless otherwise indicated or unless the context requires otherwise, all references in this document to "Aquila," "the Company," "we," "our," "us," or similar references mean Aquila, Inc. and its subsidiaries.

i

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any materials that we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information regarding the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We file information electronically with the SEC. The SEC maintains an Internet site that contains the reports, proxy and information statements and other information regarding issuers that file electronically. The address of the SEC's Internet site is http://www.sec.gov.

        The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to other documents. This information incorporated by reference is considered part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934:

  •
  Annual Report on Form 10-K for the fiscal year ended December 31, 2001 (as amended on Form 10-K/A filed on May 3, 2002 and August 14, 2002).

  •
  Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2002 and June 30, 2002.

  •
  Current Reports on Form 8-K, filed on February 25, 2002, February 27, 2002, March 15, 2002, May 21, 2002, June 19, 2002, June 28, 2002, July 3, 2002, July 11, 2002, August 1, 2002, August 2, 2002, August 14, 2002, September 3, 2002, and September 4, 2002.

        Filings made prior to March 15, 2002 are located on the SEC's Internet site under our prior name, "UtiliCorp United Inc."

        You may request a copy of these filings, at no cost, by telephoning or writing to us at the following address:

  Investor Relations
  Aquila, Inc.
  20 West Ninth Street
  Kansas City, Missouri 64105
  Telephone (816) 421-6600

        Additionally, you can get further information about us on our website, http://www.aquila.com. We do not, however, intend for the information on our website to constitute part of this prospectus.

SUMMARY

        This summary highlights information contained elsewhere in this prospectus and summarizes the material terms of the exchange offer. This summary may not contain all of the information that may be important to you. You should read the entire prospectus carefully before making an investment decision.

Summary of the Terms of the Exchange Offer

The Exchange Offer	We are offering to issue the exchange notes in exchange for a like principal amount of outstanding restricted notes. We are offering to issue the exchange notes to satisfy our obligations under a registration rights agreement entered into when the restricted notes were sold in transactions pursuant to Rule 144A under the Securities Act. The outstanding restricted notes are subject to transfer restrictions that we believe will not apply to the exchange notes so long as you are acquiring the exchange notes in the ordinary course of your business, you are not participating in a distribution of the exchange notes and you are not an affiliate of ours.

In addition, each broker-dealer that is issued exchange notes for its own account in exchange for restricted notes that were acquired by the broker-dealer as a result of market making or other trading activities must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the exchange notes. A broker-dealer may use this prospectus for an offer to resell, resale or other transfer of the exchange notes. The SEC has not considered the exchange offer in the context of a no-action letter and we cannot be sure that the staff of the SEC would make a similar determination with respect to the exchange offer as in such other circumstances.
Registration Rights Agreement
We sold the restricted notes on July 3, 2002. Certain of the restricted notes were immediately resold by the initial purchasers in reliance on Rule 144A under the Securities Act. At the same time, we entered into a registration rights agreement with the initial purchasers requiring us to make this exchange offer. The registration rights agreement also requires us to use reasonable efforts to cause the exchange offer registration statement to be declared effective under the Securities Act by 210 days from July 3, 2002. If we fail to do so, we will have to pay liquidated damages.
Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on, , 2002, unless it is extended.
Withdrawal	If you decide to tender your outstanding restricted notes pursuant to the exchange offer, you may withdraw them at any time prior to 5:00 p.m., New York City time, on the expiration date.
Interest on the Exchange Notes and Restricted Notes
Interest on the exchange notes will accrue from July 3, 2002 (or, if interest has been paid on the restricted notes, then from the last interest payment date on which interest was paid on the restricted notes surrendered in exchange). No additional interest will be paid on the restricted notes tendered and accepted for exchange.
Conditions to the Exchange Offer	The exchange offer is subject to customary conditions, some of which may be waived by us. See "Exchange Offer—Conditions to Exchange Offer."
Procedures for Tendering Restricted Notes
To tender your outstanding restricted notes you must follow the detailed procedures described under the heading "The Exchange Offer—Procedures for Tendering." If you decide to exchange your restricted notes for exchange notes, you must acknowledge that you do not intend to engage in and have no arrangement with any person to participate in a distribution of the exchange notes.
Exchange Agent	Bank One Trust Company, N.A.

Federal Income Tax Consequences	We believe your exchange of restricted notes for exchange notes pursuant to the exchange offer will not constitute a sale or exchange for federal income tax purposes. See "Tax Matters."
Failure to Exchange Your Restricted Notes and Trading Market
If you fail to tender your outstanding restricted notes for exchange notes in the exchange offer or if you tender your outstanding restricted notes but they are not accepted, your outstanding restricted notes will continue to be subject to transfer restrictions and you will not have any further rights under the registration rights agreement, including any right to require us to register your outstanding restricted notes or to pay any additional interest.

We cannot assure you that an active public market for the exchange notes will develop or as to the liquidity of any market that may develop for the exchange notes, the ability of holders to sell the exchange notes, or the price at which holders would be able to sell the exchange notes. We do not intend to list the exchange notes on any securities exchange and, therefore, no public market is anticipated.
Summary of the Terms of the Exchange Notes
Issuer	Aquila, Inc.
Securities Offered	$500,000,000 aggregate principal amount of 11 7/8% Senior Notes due July 1, 2012.
Maturity Date	July 1, 2012.
Interest Payment Dates	Each January 1 and July 1 commencing on January 1, 2003.
Optional Redemption
We may redeem all of the exchange notes, in whole or in part, at any time at a price equal to the greater of (i) the principal amount being redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed, discounted to the redemption date at the Treasury Yield plus 50 basis points, plus in each case, accrued interest to the redemption date. See "Description of the Notes—Redemption."
Ranking
The exchange notes are direct, unsecured and unsubordinated obligations of Aquila and will rank without preference or priority among themselves and equally with all of our existing and future unsecured and unsubordinated obligations for money borrowed.
Events of Default
If an event of default occurs, the principal amount of the exchange notes then outstanding, together with any accrued interest, may be declared immediately due and payable. See "Description of the Notes—Events of Default."
Form and Denomination
The exchange notes will be issued in fully registered form, in denominations of $1,000 and in integral multiples of $1,000. They will be represented by one or more permanent global securities in registered form deposited with the trustee, as book-entry depository, for the benefit of The Depository Trust Company, or DTC. Beneficial interests in the exchange notes will be shown on, and transfers of these will be made only through, records maintained in book-entry form by DTC with respect to its participants.
Use of Proceeds	We will not receive any cash proceeds from the issuance of the exchange notes.
Fees and Expenses	We will bear all expenses related to consummating the exchange offer and complying with the registration rights agreement.

RISK FACTORS

        An investment in the exchange notes involves risks. Prior to making an investment decision and participating in the exchange offer, you should carefully consider the risk factors described below, as well as the other information included or incorporated by reference in this prospectus. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known or that we currently believe to be immaterial may also adversely affect us.

Our revenues and results of operations are subject to market risks that are beyond our control.

        Our trading business includes (i) wholesale energy trading and (ii) trading around our physical energy assets and those of our clients. We are in the process of exiting our wholesale energy trading business, though we remain exposed to market and price risks associated with existing contracts and contracts that we will enter into in connection with our trading around our physical energy assets and those of our clients. If the value of these contracts changes in a manner we do not anticipate, it could harm our financial position and reduce our earnings. We expect to incur losses in liquidating our contracts relating to wholesale energy trading.

        We sell power from our generation facilities into the spot market or other competitive power markets or on a contractual basis. With respect to such transactions, we are not guaranteed any rate of return on our capital investments and our revenues and results of operations are likely to depend, in large part, upon prevailing market prices. These market prices may fluctuate substantially over relatively short periods of time.

        It is reasonable to expect that margins may erode as markets mature and that there may be diminished opportunities for gain should volatility in these markets decline. In addition, the Federal Energy Regulatory Commission (FERC), which has jurisdiction over wholesale power rates, as well as independent system operators that oversee some of these markets, may impose price limitations, bidding rules and other mechanisms to address some of the volatility in these markets. Fuel prices may also be volatile, and the price we can obtain for power sales may not change at the same rate as changes in fuel costs. These factors could reduce our margins and therefore diminish our revenues and results of operations.

        Volatility in market prices for fuel and power may result from:

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  weather conditions;

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  seasonality;

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  power usage;

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  illiquid markets;

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  transmission or transportation constraints or inefficiencies;

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  availability of competitively priced alternative energy sources;

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  supply/demand imbalances for energy commodities;

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  natural gas, crude oil and refined products, and coal production levels;

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  natural disasters, wars, embargoes and other catastrophic events; and

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  federal, state and foreign energy and environmental regulation and legislation.

Our risk management policies cannot eliminate the risk associated with energy trading activities.

        While we are in the process of exiting our wholesale energy trading business, we still have open trading positions in the market. To the extent open trading positions exist, fluctuating commodity prices and interest rates can improve or diminish our financial results and financial position.

        Our energy trading and risk management activities, including our power sales agreements with counterparties, are expected to continue with regard to our physical energy assets and those of our clients. These activities rely on projections that depend heavily on judgments and assumptions made by management of factors such as the future market prices and demand for power and other energy-related commodities. These factors become more difficult to predict and the calculations become less reliable the further into the future these estimates are made. Even when our policies and procedures are followed and decisions are made based on these estimates, results of operations may be diminished if the judgments and assumptions underlying those calculations prove to be wrong or inaccurate.

We are subject to risks associated with a changing economic and regulatory environment.

        In the wake of the bankruptcy of Enron Corp., the financial markets have been disrupted in general, and the availability and cost of capital for our business and that of our competitors has been at least temporarily harmed. In addition, following the bankruptcy of Enron Corp., the credit rating agencies initiated a thorough review of the negative implications trading operations could have on the capital structure and earnings power of energy companies, including us. While we are in the process of exiting our wholesale energy trading business, these events could still constrain the capital available to our industry and could limit our access to funding for our operations. Other factors that generally could affect our ability to access capital include: (1) general economic conditions; (2) market prices for electricity and gas; (3) the overall health of the utility and energy industries; (4) our ability to improve and strengthen our credit ratings; and (5) our capital structure. Much of our business is capital intensive, and achievement of our long-term growth targets is dependent, at least in part, upon our ability to access capital at rates and on terms we determine to be attractive. If our ability to access capital becomes significantly constrained, our interest costs will likely increase and our financial condition and future results of operations could be materially adversely affected.

        In response to the discovery of improper trading activities by Enron, several U.S. and state regulatory commissions have commenced inquiries into the trading practices of over 150 energy merchant companies, including Aquila, to determine whether these companies engaged in any manipulative trading activities similar to those uncovered through the publication of internal Enron memoranda. After a thorough internal review, our management responded under oath that it did not believe that we engaged in any of the trading practices identified in such inquiries.

        Additionally, Aquila, along with numerous other energy merchant companies, has received requests from various regulatory bodies to provide documents and answer questions relating to transactions by which companies may have booked revenue that is misleading or the transactions were otherwise improper because they were "wash-transactions" or "round-trip trades" undertaken for the purpose of inflating trading volumes and revenue. In response to such inquiries, Aquila conducted an extensive internal review of its past trading activity for the period from 1999 through 2001 to identify those trades that could have some of the characteristics of "wash-transactions" or "round-trip trades". The trades identified accounted for less than one-half of one percent of Aquila's trading and marketing revenues during this period. Management has stated under oath that these trades were conducted for legitimate business purposes such as determining market price, depth and direction and to manage the risk of Aquila's portfolio due to changing market information, and that none of those trades were "wash-transactions" or "round-trip trades" entered into for the purpose of increasing volumes or revenues. However, we are not able to predict how the current challenges to the energy industry or potential changes in the regulatory environment may directly or indirectly adversely affect our operations and results going forward.

We may not be able to implement our strategy.

        Our strategy includes measures such as cost reductions, sales of assets and other actions to improve our liquidity position and to strengthen our credit ratings. The successful execution of this strategy is subject to future uncertainties, including our ability to sell assets on favorable terms and to operate in a new business environment. Failure to successfully implement this strategy could have a material adverse effect on our liquidity and could increase the chances of a downgrade in our credit ratings.

Our credit rating negatively affects our ability to access capital.

        On September 3, 2002, Moody's Investors Service downgraded our credit rating on our senior unsecured debt from the investment grade of Baa3 to the non-investment grade rating of Ba2, with a stable outlook. On September 4, 2002, Standard & Poor's Corporation downgraded our credit rating to BBB- from BBB and placed us on negative outlook.

        As a result of Moody's downgrade, our interest costs have increased and we were required to provide collateral to support certain loans and operating contracts. In addition, we will likely be required to pay higher interest rates in future financings, and our pool of investors and funding sources may decrease.

        We cannot assure you that any of our current ratings will improve or remain in effect for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency if, in its judgment, circumstances in the future so warrant.

Further downgrades in our credit ratings could have a material adverse affect on our liquidity.

        Our senior unsecured debt is currently rated below investment grade by Moody's Investor Service and one rating above non-investment grade rating by Standard & Poor's Corporation and Fitch Ratings. Both Standard & Poor's and Fitch have assigned us a negative outlook. As explained on pages 34 to 37 of our quarterly report on Form 10-Q for the quarterly period ended June 30, 2002, further downgrades in our credit ratings could give third parties the rights to demand collateral or payments from us. These demands could have a material adverse effect on our liquidity if we are unable to execute our asset sale program.

Parties with whom we have contracts may fail to perform their obligations, which could harm our results of operations.

        While we are in the process of exiting our wholesale energy trading business, we are still exposed to the risk that counterparties that owe us money or energy will breach their obligations. Some of these counterparties are in a challenging financial position. Should the counterparties to these arrangements fail to perform, we may be forced to enter into alternative hedging arrangements or honor underlying commitments at then-current market prices that may exceed our contractual prices, which would cause our financial results to be diminished. Although our estimates take into account the expected probability of default by a counterparty, our actual exposure to a default by a counterparty may be greater than the estimates predict.

We rely on electric transmission facilities that we do not own or control. If these facilities do not provide us with adequate transmission capacity, we may not be able to deliver our wholesale electric power to our customers.

        We depend on transmission facilities owned and operated by other power companies to deliver the power we sell at wholesale. This dependence exposes us to a variety of risks. If transmission is disrupted, or transmission capacity is inadequate, we may not be able to sell and deliver our wholesale products. If a region's power transmission infrastructure is inadequate, our recovery of wholesale costs and profits may be limited. If restrictive transmission price regulation is imposed, the transmission companies may not have sufficient incentive to invest in expansion of transmission infrastructure.

        The FERC has issued electric and gas transmission initiatives that require electric and gas transmission services to be offered separately from commodity sales. Although these initiatives are designed to encourage wholesale market transactions for electricity and gas, access to transmission systems may in fact not be available if transmission capacity is insufficient because of physical constraints or because it is contractually unavailable. We also cannot predict whether transmission facilities will be expanded in specific markets to accommodate competitive access to those markets.

We do not fully hedge against price changes in commodities.

        We enter into contracts to purchase and sell electricity, natural gas and coal as part of our power marketing and energy trading operations and to procure fuel. We attempt to manage our exposure by establishing risk limits and entering into contracts to offset some of our positions (i.e., to hedge our exposure to demand, market effects of weather and other changes in commodity prices). However, we do not always hedge the entire exposure of our operations from commodity price volatility. To the extent we do not hedge against commodity price volatility or our hedges are not effective, our results of operations and financial position may be improved or diminished based upon our success in the market.

We may not be able to respond effectively to competition.

        We may not be able to respond in a timely or effective manner to the many changes in the power industry that may occur as a result of regulatory initiatives to increase competition. These regulatory initiatives may include deregulation or re-regulation of the electric utility industry in some markets. To the extent that competition increases, our profit margins may be negatively affected. Industry deregulation and privatization may not only continue to facilitate the current trend toward consolidation in the utility industry but also may encourage the disaggregation of other vertically integrated utilities into separate generation, transmission and distribution businesses. As a result, additional competitors in our industry may be created, and we may not be able to maintain our revenues and earnings levels or pursue our growth strategy.

        While demand for power is generally increasing throughout the United States, the rate of construction and development of new, more efficient electric generation facilities may exceed increases in demand in some regional electric markets. The start-up of new facilities in the regional markets in which we have facilities could increase competition in the wholesale power market in those regions, which could harm our business, results of operations and financial condition. In addition, industry restructuring in regions in which we have substantial operations could affect our operations in a manner that is difficult to predict, since the effects will depend on the form and timing of the restructuring.

The different regional power markets in which we compete or will compete in the future have changing transmission regulatory structures, which could affect our performance in these regions.

        Our results are likely to be affected by differences in the market and transmission regulatory structures in various regional power markets. Problems or delays that may arise in the formation and operation of new regional transmission organizations, referred to as "RTOs", may restrict our ability to sell power produced by our generating capacity to certain markets if there is insufficient transmission capacity otherwise available. The rules governing the various regional power markets may also change from time to time which could affect our costs or revenues. Because it remains unclear which companies will be participating in the various regional power markets, or how RTOs will develop or what regions they will cover, we are unable to assess fully the impact that these power markets may have on our business.

        We believe we have complied with all federal regulatory requirements relating to our participation in RTOs. However, our ability to join RTOs remains subject to state regulatory approvals and other contingencies. Accordingly, we are unable to predict the outcome of regulatory actions and proceedings affecting transmission structures or their impact on the timing and operation of RTOs, our transmission operations or future results of operations and cash flows.

Our operating results will be negatively influenced by mild weather.

        We have historically sold less power, delivered less gas and received lower prices for natural gas and natural gas liquids, and consequently earned less income, when weather conditions are milder. We expect that unusually mild weather in the future could diminish our results of operations and harm our financial condition.

There are risks of doing business outside the United States.

        We currently own and may dispose of material energy-related investments and projects outside the United States. Operations in foreign countries can present risks such as currency exchange rate and convertibility, inflation and repatriation risk.

From time to time we are threatened with, or are a party to, disputes, including legal suits and arbitration.

        On February 19, 2002, we filed a suit against Chubb Insurance Group, the issuer of surety bonds in support of our performance under certain of our long-term gas supply contracts. Previously, Chubb had demanded that it be released from its up to $543 million surety obligation or, alternatively, that we post collateral to secure its obligation. We do not believe that Chubb is entitled to be released from its surety obligations or that we are obligated to post collateral to secure its obligations unless it is likely we will default on the contracts. Chubb has not alleged that we are likely to default on the contracts. If Chubb were to prevail, it would have a material adverse impact on our liquidity and financial position. We have performed under these contracts since their inception and believe we will be able to continue to perform on the contracts and that we will prevail in the action. We rely on other sureties in support of long-term gas supply contracts similar to those described above. There can be no assurance that these sureties will not make claims similar to those raised by Chubb.

        A consolidated lawsuit was filed against us in Delaware Chancery Court in connection with the our recombination with our subsidiary Aquila Merchant Services, Inc. that occurred pursuant to an exchange offer completed in January 2002 raising allegations concerning the lack of independent members on the board of directors of Aquila Merchant to negotiate the terms of the exchange offer on behalf of the public shareholders of Aquila Merchant. The plaintiff's claims for equitable relief were denied by the Delaware Chancery Court in January 2002, and there has been no further activity with the lawsuit. Securities fraud complaints seeking damages based on the same conduct were recently filed against us in federal court. Persons holding certificates formerly representing approximately 1.8 million shares of Aquila Merchant common stock are also pursuing their appraisal rights in connection with the recombination. We do not believe that any of these actions will have an outcome materially adverse to us.

        We cannot assure you that the above-mentioned disputes, nor any other dispute in which are a now involved or may become involved, will be decided in our favor. If we do not prevail, such disputes could require us to make substantial payments or take actions that could adversely affect our liquidity and financial condition.

No public market for the exchange notes.

        There is no existing market for the restricted notes. We cannot assure you that any market will develop, or if any market will be liquid. Consequently, it may be difficult for holders to sell their exchange notes.

Failure to participate in the exchange offer may have adverse consequences.

        If you do not exchange your restricted notes for exchange notes in accordance with the exchange offer, you will continue to be subject to the restrictions on transfer of your restricted notes. In general, the restricted notes may not be offered or sold, unless:

  •
  they are registered under the Securities Act and applicable state securities laws; or

  •
  they are offered or sold in connection with an exemption from the registration requirements of the Securities Act; or

  •
  they are offered or sold in a transaction that is not subject to the Securities Act.

        We do not intend to and have not agreed to register restricted notes not tendered in the exchange offer under the Securities Act. To the extent restricted notes are tendered and accepted in the exchange offer, the trading market, if any, for the restricted notes not tendered will be adversely affected.

Your remedies against Arthur Andersen may be limited.

        Under Section 11(a)(4) of the Securities Act, if any audited financial statements included in a registration statement contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, an investor may sue the independent accountant who certified such financial statements only if such accountant has consented to being named as having certified such financial statements. Because Arthur Andersen has not provided its written consent to our financial statements and schedules included herein, you will not be able to sue Arthur Andersen pursuant to Section 11(a)(4) of the Securities Act and therefore your right of recovery under that section will be limited as a result of the lack of consent. See "Experts."

FORWARD-LOOKING STATEMENTS

        This prospectus and the documents incorporated by reference into this prospectus include certain forward-looking statements. The forward-looking statements reflect our expectations, objectives and goals with respect to future events and financial performance and are based on assumptions and estimates which we believe are reasonable. We generally intend the words "may," "will," "expect," "anticipate," "intend," "believe," "announced," or the negative of these terms, or similar expressions that purport to predict or indicate future events or trends, to identify forward-looking statements. Some of the factors that could cause our actual results to differ materially from those suggested by the forward-looking statements include:

  •
  Both our network and capacity services businesses are weather-sensitive. Weather can affect our results significantly to the extent that temperatures differ from historical averages.

  •
  We are exposed to market risk on open positions on our trading contracts, which may cause us to incur losses from our Wholesale Services operations.

  •
  A further downgrade of any of our credit ratings could have a material adverse effect on our liquidity.

  •
  We may not be able to profitably operate our business if we are unable to access or generate capital at acceptable rates.

  •
  The timing and extent of changes in interest rates will affect our financial results.

  •
  We may not be able to complete or obtain attractive prices for planned asset sales.

  •
  The volatility of natural gas and electricity prices will significantly affect the earnings contribution from Capacity Services.

  •
  The pace of well connections to our gas gathering system can affect the earnings contribution from the Capacity Services business.

  •
  The pace and degree of regulatory changes in the U.S. and abroad can affect our business and the intensity of competition.

  •
  The value of the U.S. dollar relative to the Australian dollar, British pound, Canadian dollar, and New Zealand dollar can affect financial results from our foreign operations.

  •
  The inability to pass through increased fuel and purchased power costs to our customers in certain regulatory jurisdictions may adversely affect the results of our operations.

  •
  The modification of regulations or historical practices in those jurisdictions in which we rely upon our ability to recover our costs from our customers could adversely affect our earnings.

  •
  The result of rate proceedings will affect future earnings of our regulated utility business.

  •
  The construction of communications fiber optic networks and start-up operations of our communications business will have a negative effect on cash flows and earnings over the near term.

  •
  We expect to incur losses from the liquidation and/or termination of contracts as we exit the wholesale energy trading business.

        We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in this prospectus might not occur. Reference should also be made to Aquila's most recently filed quarterly report on Form 10-Q, current reports on Form 8-K, annual report on Form 10-K/A and press releases. The forward-looking statements contained in this prospectus and the documents incorporated by reference in this prospectus are intended to qualify for the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934.

ABOUT AQUILA

        Based in Kansas City, Missouri, Aquila operates electricity and natural gas distribution networks serving more than six million customers in seven states and in Canada, the United Kingdom, New Zealand and Australia. We also own and operate power generation and mid-stream natural gas assets through our capacity services business. We began as Missouri Public Service Company in 1917 and reincorporated in Delaware as UtiliCorp United Inc. in 1985. We changed our name from UtiliCorp United Inc. to Aquila, Inc. in March 2002.

        Our networks group includes our domestic and international regulated electric and gas operations. In the United States, we provide gas and/or electricity to approximately 1.3 million customers in seven midwestern states. Internationally, we own interests in Australian and New Zealand electric and natural gas networks serving approximately 2.3 million customers, and indirectly provide electric distribution services to approximately 500,000 customers in Canada. As of June 30, 2002, our networks business owned 2,115 megawatts of generation capacity. As of June 30, 2002, our capacity services business owned or controlled 4,715 megawatts of generation capacity in operation construction or development, and approximately 61% of this capacity in 2003 is available for sale. In addition, our domestic networks includes our approximately 27% interest in Quanta Services, Inc., a publicly traded company (NYSE:PWR) that is a leading provider of field services for utilities and telecommunications, and our domestic communications business, which is currently limiting its build-out to the Kansas City market.

        Our principal office is located at 20 West Ninth Street, Kansas City, Missouri 64105 and our telephone number is (816) 421-6600.

RECENT DEVELOPMENTS

        The following events are significant recent developments since the filing of our quarterly report on Form 10-Q on August 14, 2002.

Crediting Rating Actions

        On August 19, 2002, Fitch Ratings revised our credit rating outlook from stable to negative.

        On September 3, 2002, Moody's Investors Service lowered the credit rating on our senior unsecured debt from Baa3 to Ba2, a non-investment grade rating, with a stable outlook.

        On September 4, 2002, Standard & Poor's Corporation lowered our credit rating and removed us from credit watch. The action by Standard & Poor's moved our credit rating to BBB- (negative outlook) from BBB.

Sale of UnitedNetworks Limited

        After a competitive auction process to sell UnitedNetworks Limited, our majority-owned subsidiary in New Zealand, on September 9, 2002 VECTOR Limited entered into a binding commitment to make a takeover offer for 100% of outstanding UnitedNetworks shares within 30 days, subject to obtaining certain third party consents. Upon expiration of a statutory notice period, VECTOR will make a takeover offer to the UnitedNetworks shareholders at a purchase price of NZ$9.90 per share. This sale, if completed, will result in approximately US$302.6 million of net cash proceeds to us.

Sale of Natural Gas Pipeline Assets

        On August 19, 2002, we signed an agreement to sell our Southeast Texas and Mid-Continent natural gas pipeline systems, including natural gas and gas liquids processing assets, and our 50 percent ownership in Oasis Pipe Line Company to ET Company, Ltd for $265 million in cash, subject to certain adjustments. The financing structure for the sale will involve a combination of equity, to be provided by an investor group led by Natural Gas Partners, and debt from one or more financial institutions. The transaction is expected to be completed in 60 to 90 days, subject to regulatory review under the Hart-Scott-Rodino Act and other pre-closing conditions.

RATIO OF EARNINGS TO FIXED CHARGES

        The ratio of our earnings to fixed charges for each of the periods indicated below is as follows:

For the Years Ended December 31,				For the Twelve Months Ended June 30,
1997	1998	1999	2000	2001	2002
2.29	2.01	2.03	2.05	2.81	—(a	)

(a)
Ratio amount not shown due to a coverage deficiency in the amount of $838.4 million.

        The ratio of earnings to fixed charges represents the number of times fixed charges are covered by earnings. For the purpose of these ratios, earnings consist of income before provisions for income taxes and fixed charges less undistributed earnings in equity investments. For this purpose, fixed charges consist of (1) interest on all indebtedness and amortization of debt discount and expense, (2) interest capitalized and (3) an interest factor attributable to rentals.

USE OF PROCEEDS

        This exchange offer is intended to satisfy our obligations under the registration rights agreement dated June 28, 2002 between us and Credit Suisse First Boston Corporation, as representative of the several initial purchasers. We will not receive any cash proceeds from the issuance of the exchange notes. As consideration for the exchange notes, we will receive in exchange an equivalent principal amount of outstanding restricted notes, the terms of which are substantially identical to the terms of the exchange notes, except that the exchange notes will be freely transferable and issued free of any covenants regarding exchange and registration rights. The net proceeds realized from the sale of the restricted notes were used to reduce short-term debt incurred for the retirement of maturing long-term debt, and to repay current maturities of long-term debt and for general corporate purposes.

SELECTED FINANCIAL INFORMATION

        You should read the following tables in conjunction with the consolidated financial statements and notes incorporated by reference into this prospectus and in conjunction with the "Recent Developments" section.

	As of and for the Years Ended December 31,					As of and for the Six Months Ended June 30,
	1997	1998	1999	2000(1)	2000(2)	2001(3)	2002(3)
						(Unaudited)
	(In millions except per share amounts)
Income Statement Data:
Sales	$8,926.3	$12,563.4	$18,621.5	$28,974.9	$40,376.8	$22,421.4	$18,515.6
Earnings (loss) before interest and taxes (4)	359.1	351.4	414.0	540.0	704.7	525.4	(732.5)
Net income (loss)	122.1	132.2	160.5	206.8	279.4	216.6	(765.6)
Earnings (loss) available for common shares	121.8	132.2	160.5	206.8	279.4	216.6	(765.6)
Basic earnings (loss) per common share	1.51	1.65	1.75	2.22	2.49	1.99	(5.49)
Diluted earnings (loss) per common share	1.51	1.63	1.75	2.21	2.42	1.93	(5.49)
Cash dividends per common share	1.17	1.20	1.20	1.20	1.20	0.60	0.60
Balance Sheet Data:
Total assets	5,113.5	6,130.9	7,538.6	14,026.9	11,948.3	13,040.8	11,942.5
Short-term debt (including current maturities)	263.4	484.4	291.7	552.7	1,227.7	395.7	779.7
Long-term debt	1,358.6	1,376.6	2,202.3	2,345.9	1,747.9	2,234.1	2,502.2
Company-obligated preferred securities	100.0	100.0	350.0	450.0	250.0	350.0	250.0
Common shareholders' equity	1,163.6	1,446.3	1,525.4	1,799.6	2,551.6	2,586.7	2,369.0
Book value per common share	14.43	15.83	16.34	17.94	22.01	22.45	16.60
Goodwill-Adoption of Statement 142:(5)
Reported net income (loss)			$160.5	$206.8	$279.4	$216.6	$(765.6)
Goodwill amortization			5.9	14.1	22.4	12.3	—
Goodwill amortization in equity in earnings			6.6	10.5	17.6	8.8	—

Adjusted net income (loss)			$173.0	$231.4	$319.4	$237.7	$(765.6)

Adjusted earnings per share:
Basic			$1.89	$2.48	$2.85	$2.19	n/a
Diluted			$1.89	$2.47	$2.77	$2.12	n/a

        The following notes reflect the pre-tax effect of items affecting the comparability of the Selected Financial Information above:

  (1)
  In the year ended December 31, 2000, we recorded $27.2 million of reserves for impairments and other charges relating to under performing pipeline assets, investments in retail assets in the United Kingdom, certain information technology assets, corporate intangibles and our construction of communications fiber-optic networks. We also recorded a $44.0 million gain on the sale of a 34% interest in Uecomm Limited to the public.

  (2)
  In the year ended December 31, 2001, we (a) recorded a $110.8 million gain on the sale of 5.75 million shares of Aquila Merchant Services, Inc.'s Class A common stock (EBIT and net income reflect our 80% ownership of Aquila Merchant from April 27, 2001 to December 31, 2001); (b) wrote off exposure related to the Enron bankruptcy of $35.0 million in Merchant Services and $31.8 million in Domestic Networks; (3) recorded charges of $16.5 million in our communications business related to preliminary system design and leases in markets we do not intend to develop; and (d) recorded charges of $11.5 million in our Australia Networks related to valuation allowances on certain deferred taxes and collectibility of certain receivables.

  (3)
  Included in Depreciation and amortization expense for the six months ended June 30, 2001 was approximately $12.3 million of amortization of goodwill that was not recorded in the six months ended June 30, 2002 as a result of the implementation of a new accounting standard that discontinued the amortization of goodwill. Additionally, included in earnings from equity method investments for that period was approximately $8.8 million of amortization of goodwill. Effective January 1, 2002, we changed our method of accounting for Merchant Services' gas storage inventory from the lower of cost or market method to a fair value approach. This change had an immaterial effect on the six months ended June 30, 2002. However, had the change been implemented for the six months ended June 30, 2001, earnings before interest and taxes would have been lower by approximately $53.8 million.

  (4)
  Earnings before interest and taxes, or "EBIT," is presented as an additional measure of our ability to service our debt and to fund expenditures. It is not a measure of operating results, but is derived from our consolidated financial statements. It should not be considered in isolation or as a substitute for a measure of performance prepared in accordance with generally accepted accounting principles, or "GAAP" in the United States, and is not indicative of operating income or cash flow from operations as determined under GAAP. In addition, EBIT may not be comparable with other companies' EBIT due to different ways in which EBIT may be defined.

  (5)
  This table shows the reconciliation between reported net income and net income adjusted for amortization expense related to goodwill as required by SFAS 142, "Goodwill and Other Intangible assets". This statement discontinued the amortization of goodwill for us effective January 1, 2002. Adjusted net income and adjusted earnings per share for the years ended December 31, 1999, 2000 and 2001 and for the six months ended June 30, 2001, reflect amounts that would have been reported had the statement been adopted at the beginning of those periods. No goodwill amortization was recorded for the period ended June 30, 2002, accordingly, adjusted earnings per share for that period is not applicable.

EXCHANGE OFFER

Reason for the Exchange Offer

        We sold the restricted notes on July 3, 2002 to Credit Suisse First Boston Corporation, UBS Warburg LLC, TD Securities (USA) Inc., BMO Nesbitt Burns Corp., RBC Dominion Securities Corporation and Banc One Capital Markets, Inc. (the "Purchasers"). The Purchasers subsequently resold certain of the restricted notes to qualified institutional buyers ("QIBs") in accordance with the provisions of Rule 144A under the Securities Act.

        In connection with the offering of the restricted notes, we and the Purchasers entered into a registration rights agreement dated June 28, 2002, in which we agreed, among other things:

  (1)
  within 90 days after the original issue date of the restricted notes, to file a registration statement with the SEC with respect to a registered offer to exchange the restricted notes for the exchange notes, the exchange notes having terms substantially identical in all material respects to the restricted notes (except that the exchange notes will not contain terms with respect to transfer restrictions);

  (2)
  to use our reasonable efforts to cause the exchange offer registration statement to be declared effective under the Securities Act within 210 days after the original issuance date of the restricted notes;

  (3)
  promptly following the date of effectiveness of the exchange offer registration statement (the "Effective Date") to offer the exchange notes in exchange for surrender of the restricted notes; and

  (4)
  to keep the exchange offer open for not less than 30 days (or longer, if required by applicable law) after the date notice of the exchange offer is mailed to the holder of the restricted notes.

        We also agreed, under certain circumstances to:

  (1)
  promptly (but in no event more than 60 days after the occurrence of certain triggering events explained in the offering circular for the restricted notes) file a shelf registration statement covering re-sales of the restricted notes or the exchange notes, as the case may be;

  (2)
  use our reasonable efforts to cause the shelf registration statement to be declared effective under the Securities Act on or prior to the 140th day following the date upon which a triggering event occurs; and

  (3)
  use our reasonable efforts to keep the shelf registration statement effective for a period of two years or until the earliest of:

  (A)
  the time when the restricted or exchange notes covered by the shelf registration statement are no longer restricted securities (as defined in Rule 144 under the Securities Act, as amended); and

  (B)
  the date on which all restricted or exchange notes registered under the shelf registration statement are disposed of in accordance with that registration statement.

        The exchange offer being made by this prospectus is intended to satisfy our obligations under the registration rights agreement. If these obligations are not fulfilled, holders of outstanding restricted notes are entitled to receive liquidated damages in an amount equal to $.05 per week per $1,000 in principal amount of restricted notes held by such holder for each week or portion of a week that the registration default continues for the first 90-day period immediately following the occurrence of such default. The amount of the liquidated damages will increase by an additional $.05 per week per $1,000 in principal amount of restricted notes with respect to each subsequent 90-day period until all registration defaults have been cured, up to a maximum amount of liquidated damages of $.25 per week per $1,000 in principal amount of restricted notes.

        We will not be required to pay liquidated damages for more than one registration default at any given time.

        If applicable, liquidated damages will be paid by us or our paying agent to the holders of the restricted notes or the exchange notes, as the case may be, on each interest payment date. No liquidated damages will be payable for any week beginning after all registration defaults have been cured.

        If we effect the exchange offer, we will be entitled to close the exchange offer 30 days after the commencement if we have accepted all restricted notes validly tendered in accordance with the terms of the exchange offer.

        For a more complete understanding of your exchange and registration rights, please refer to the registration rights agreement, which is included as an exhibit to the registration statement relating to the exchange notes.

Terms of the Exchange Offer

        The restricted notes were issued in a single series of 11 7/8% Senior Notes due July 1, 2012. As of the date of this prospectus, $500,000,000 aggregate principal amount of the restricted notes are outstanding.

        Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, we will accept any and all restricted notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on            , 2002, the date the exchange offer expires. This date and time may be extended. See "Expiration Date; Extensions; Amendments" below. After authentication of the exchange notes by the trustee under the indenture governing the notes or an authenticating agent, we will issue and deliver $1,000 in principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding restricted notes accepted in the exchange offer. Holders may tender some or all of their restricted notes pursuant to the exchange offer in denominations of $1,000 and integral multiples thereof.

        The form and terms of the exchange notes are identical in all material respects to the form and terms of the outstanding restricted notes, except that:

  •
  the offering of the exchange notes has been registered under the Securities Act;

  •
  the exchange notes will not be subject to transfer restrictions; and

  •
  the exchange notes will be issued free of any covenants regarding exchange and registration rights.

        The exchange notes will be issued under and entitled to the benefits of the indenture that governs the restricted notes.

        The restricted notes are transferable only in book-entry form through the facilities of DTC. The exchange notes will also be issuable and transferable only in book-entry form through DTC.

        This prospectus, together with the accompanying letter of transmittal, is initially being sent to all registered holders of restricted notes as of the close of business on                         , 2002. The exchange offer for restricted notes is not conditioned upon any minimum aggregate principal amount being tendered. However, the exchange offer is subject to certain customary conditions that may be waived by us, and to the terms and provisions of the registration rights agreement. See "Conditions to the Exchange Offer" below.

        The exchange agent is Bank One Trust Company, N.A. We will be deemed to have accepted validly tendered restricted notes when given oral or written notice of acceptance to the exchange agent. The exchange agent will act as agent of the tendering holders for the purpose of receiving exchange notes from us and as our agent for the purpose of delivering exchange notes to such holders. See "Exchange Agent" below.

        If any tendered restricted notes are not accepted for exchange because of an invalid tender or the occurrence of certain other events described in this prospectus, certificates for any such unaccepted restricted notes will be credited to an account maintained with DTC (at our cost) to the tendering holder as promptly as practicable after the expiration of the exchange offer.

        Holders who tender restricted notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of restricted notes pursuant to the exchange offer. We will pay all charges and expenses, other than certain applicable taxes, in connection with the exchange offer. See "Solicitation of Tenders, Fees and Expenses" below.

Expiration Date; Extensions; Amendments

        The exchange offer will expire at 5:00 p.m., New York City time, on                        , 2002 unless we, in our sole discretion, extend it. We may extend the exchange offer at any time by giving oral or written notice to the exchange agent by 9:00 a.m. on the day after the expiration date and by timely public announcement.

        We reserve the right, in our sole discretion, to amend the terms of the exchange offer in any manner. If any of the conditions set forth below under "Conditions to the Exchange Offer" has occurred and has not been waived by us, we expressly reserve the right, in our sole discretion, by giving oral or written notice to the exchange agent, to (a) delay acceptance of, or refuse to accept, any restricted notes not previously accepted, (b) extend the exchange offer, or (c) terminate the exchange offer.

        Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice given by us to the registered holders of the restricted notes. If the exchange offer is amended in a manner determined by us to constitute a material change, we will promptly disclose such amendment in a manner reasonably calculated to inform the holders of such amendment, and we will extend the exchange offer to the extent required by law. If the exchange offer is terminated, federal law requires that we promptly either exchange or return all restricted notes that have been tendered.

        We will have no obligation to publish, advise, or otherwise communicate any delay in acceptance, extension, termination or amendment of the exchange offer other than by making a timely press release. We may also publicly communicate these matters in any other appropriate manner of our choosing.

Procedures for Tendering

        Only a DTC participant listed on a DTC securities position listing with respect to the restricted notes may tender its restricted notes in the exchange offer. To tender restricted notes in the exchange offer, holders of restricted notes that are DTC participants must follow the procedures for book-entry transfer as provided for below under "Book-Entry Transfer."

        To be effective, a tender must be made prior to the expiration of the exchange offer.

        Any beneficial owner whose restricted notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender restricted notes in the exchange offer should contact such registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf.

        The tender by a holder of restricted notes will constitute an agreement among such holder, us and the exchange agent in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal. A holder may tender all or less than all the restricted notes held by the holder. The entire amount of restricted notes delivered to the exchange agent will be deemed to have been tendered unless otherwise indicated.

        By participating in the exchange, the tendering holder represents to us that:

  (1)
  any exchange notes received by the tendering holder will be acquired in the ordinary course of its business;

  (2)
  the tendering holder has no arrangement or understanding with any person to participate in the distribution of the exchange notes; and

  (3)
  the tendering holder is not an "affiliate," as defined in Rule 405 under the Securities Act, of ours, or, if it is an affiliate, that it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

        A broker-dealer that receives exchange notes for its own account in exchange for restricted notes that were acquired by it as a result of market-making or other trading activities also acknowledges by participating in the exchange that the broker-dealer will deliver a copy of this prospectus in connection with the resale of such exchange notes. By so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. See "Plan of Distribution."

        The transmittal of an Agent's Message, as described below under "Book-Entry Transfer," to the exchange agent is at the election and risk of the holders of restricted notes.

        All questions as to the validity, form, eligibility, acceptance and withdrawal of the tendered restricted notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject restricted notes not properly tendered or any restricted notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any irregularities or conditions of tender as to particular restricted notes. Our interpretation of the terms and conditions of the exchange offer will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of restricted notes must be cured within such time as we shall determine.

        Although we intend to notify tendering holders of defects or irregularities with respect to tenders of restricted notes, neither we, the exchange agent nor any other person will be under any duty or obligation to do so, and no person will incur any liability for failure to give such notification. Restricted notes will not be validly tendered until such irregularities have been cured or waived. Any restricted notes received by the exchange agent that we determine are not properly tendered or the tender of which is otherwise rejected by us will be returned by the exchange agent to the tendering holder or other person specified as soon as practicable following the expiration of the exchange offer.

        We reserve the right in our sole discretion:

  (1)
  to purchase or make offers for any restricted notes that remain outstanding subsequent to the expiration of the exchange offer;

  (2)
  to terminate the exchange offer, as set forth in "Conditions to the Exchange Offer" below; and

  (3)
  to the extent permitted by applicable law, to purchase restricted notes during the pendency of the exchange offer in the open market, in privately negotiated transactions or otherwise.

        The terms of any such purchases or offers may differ from the terms of the exchange offer.

Book-Entry Transfer

        The exchange agent will make a request promptly after the date of this prospectus to establish accounts with respect to the restricted notes at DTC for the purpose of facilitating the exchange offer. Any financial institution that is a participant in DTC's system may make book-entry delivery of restricted notes by causing DTC to transfer such restricted notes into the Exchange Agent's DTC account in accordance with DTC's Automated Tender Offer Program procedures for such transfer. The exchange for tendered restricted notes will only be made after a timely confirmation of a book-entry transfer of the restricted notes into the exchange agent's account, and timely receipt by the exchange agent of an Agent's Message.

        The term "Agent's Message" means a message transmitted by DTC and received by the exchange agent and forming part of the confirmation of a book-entry transfer, which states that DTC has received an express acknowledgment from a participant tendering restricted notes and that such participant has received an appropriate letter of transmittal and agrees to be bound by the terms of the letter of transmittal, and we may enforce such agreement against the participant. Delivery of an Agent's Message will also constitute an acknowledgment from the tendering DTC participant that the representations contained in the appropriate letter of transmittal and described in "Procedures for Tendering," above, are true and correct.

Guaranteed Delivery Procedures

        Holders who wish to tender their restricted notes but cannot complete the procedure for book-entry transfer on a timely basis, may effect a tender if:

  (1)
  the tender is made through an Eligible Institution;

  (2)
  prior to the expiration of the exchange offer, the exchange agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery by facsimile transmittal, mail or hand delivery; and

  (3)
  confirmation of a book-entry transfer into the exchange agent's account at DTC of restricted notes delivered electronically, is received by the exchange agent within three business days after the expiration of the exchange offer.

        A Notice of Guaranteed Delivery must state:

  (1)
  the name and address of the holder;

  (2)
  the principal amount of such restricted notes tendered;

  (3)
  that the tender is being made thereby; and

  (4)
  that the holder guarantees that, within three business days after the expiration of the exchange offer, confirmation of a book-entry transfer into the exchange agent's account at DTC of restricted notes delivered electronically will be deposited by the Eligible Institution with the exchange agent.

        Forms of the Notice of Guaranteed Delivery will be available from the exchange agent upon request.

Withdrawal of Tenders

        Except as otherwise provided in this prospectus, tenders of restricted notes may be withdrawn at any time prior to the expiration of the exchange offer by delivery of a written or facsimile transmission notice of withdrawal to the exchange agent at its address set forth in this prospectus.

        Any such notice of withdrawal must:

  (1)
  specify the name of the person having tendered the restricted notes to be withdrawn;

  (2)
  identify the restricted notes to be withdrawn, including the principal amount of such restricted notes, and the name and number of the account at DTC to be credited;

  (3)
  be transmitted by DTC and received by the exchange agent in the same manner as the Agent's Message transferring the notes; and

  (4)
  specify the name in which any such restricted notes are to be registered, if different from that of the depositor of the restricted notes.

        All questions as to the validity, form and eligibility of such withdrawal notices will be determined by us and will be final and binding on all parties. Any restricted notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer, and no exchange notes will be issued in exchange unless the restricted notes so withdrawn are validly re-tendered. Any restricted notes that have been tendered but are not accepted for exchange will be returned to the holder without cost to such holder as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn restricted notes may be re-tendered by following the procedures described above under "Procedures for Tendering" and "Book-Entry Transfer" at any time prior to the expiration of the exchange offer.

Conditions to the Exchange Offer

        We will not be required to accept for exchange, or to exchange notes for, any restricted notes, and may terminate or amend the exchange offer before the acceptance of such restricted notes if, in our judgment, any of the following conditions has occurred:

  (1)
  the exchange offer, or the making of any exchange by a holder of restricted notes, violates applicable law or the applicable interpretations of the SEC staff;

  (2)
  any action or proceeding has been instituted or threatened in any court or by or before any governmental agency or body with respect to the exchange offer; or

  (3)
  there has been adopted or enacted any law, statute, rule or regulation that can reasonably be expected to impair the ability of us to proceed with the exchange offer.

        See "Expiration Date; Extensions; Amendments" above for a discussion of possible actions if any of the foregoing conditions occur.

        The foregoing conditions are for our sole benefit. They may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part at any time in our sole discretion. The failure by us at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, and each such right will be deemed an ongoing right which may be asserted at any time and from time to time.

        In addition, we will not accept for exchange any restricted notes tendered, and no exchange notes will be issued in exchange for those restricted notes, if at such time any stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939. In any of those events we are required to use reasonable efforts to obtain the withdrawal of any stop order at the earliest possible time.

Exchange Agent

        Bank One Trust Company, N.A. has been appointed as exchange agent for the exchange offer. Requests for assistance and requests for additional copies of this document or of the letter of transmittal should be directed to the exchange agent addressed as follows:

By Mail:	By Hand Delivery or Overnight Courier:	By Facsimile Transmission: (614) 248-9987
Suite 1N, OH1-0184 1111 Polaris Parkway Columbus, OH 42340 Attention: Exchanges	Suite 1N, OH1-0184 1111 Polaris Parkway Columbus, OH 42340 Attention: Exchanges	For Facsimile Confirmation: (614) 248-7499
For Information: (800) 346-5153

Solicitation of Tenders; Fees and Expenses

        The principal solicitation pursuant to the exchange offer is being made by us by mail and through the facilities of DTC. Additional solicitations may be made by our officers and regular employees in person or by telegraph, telephone, facsimile transmission, electronic communication or similar methods.

        We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or other persons soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and will reimburse the exchange agent for its reasonable out-of-pocket costs and expenses incurred in connection with the exchange offer and will indemnify the exchange agent for certain losses and claims incurred by it as a result of the exchange offer. We may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this document, the letter of transmittal and related documents to the beneficial owners of the restricted notes and in handling or forwarding tenders for exchange.

        We will pay all expenses incurred in connection with the exchange offer, including fees and expenses of the trustee, accounting and legal fees, including the expense of one counsel for the holders of the restricted notes, and printing costs.

        We will pay any transfer taxes applicable to the exchange of restricted notes pursuant to the exchange offer. If, however, a transfer tax is imposed for any reason other than the exchange of restricted notes pursuant to the exchange offer, then the amount of any such transfer taxes, whether imposed on the registered holder or any other person, will be payable by the tendering holder.

Accounting Treatment

        The exchange notes will be recorded at the same carrying value as the restricted notes, as reflected in our accounting records on the date of the exchange. Accordingly, no gain or loss for accounting purposes will be recognized by us as a result of the consummation of the exchange offer. The expense of the exchange offer will be amortized by us over the term of the exchange notes.

Transferability of the Exchange Notes

        Based on certain no-action letters issued by the staff of the SEC to others in unrelated transactions, we believe that a noteholder may offer for resale, resell or otherwise transfer any exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act, unless the noteholder is:

  (1)
  acquiring the exchange notes other than in the ordinary course of business;

  (2)
  participating, intends to participate or has an arrangement or understanding with any person to participate, in a distribution of the exchange notes;

  (3)
  an "affiliate" of ours, as defined in Rule 405 under the Securities Act; or

  (4)
  a Purchaser who acquired restricted notes from us in the initial offering to resell pursuant to Rule 144A or any other available exemption under the Securities Act.

        In any of the foregoing circumstances, a noteholder (a) will not be able to rely on the interpretations of the staff of the SEC, in connection with any offer for resale, resale or other transfer of exchange notes and (b) must comply with the registration and prospectus delivery requirements of the Securities Act, or have an exemption available, in connection with any offer for resale, resale or other transfer of the exchange notes.

        We are not making this exchange offer to, nor will it accept surrenders of restricted notes from, holders of restricted notes in any state in which this exchange offer would not comply with the applicable securities laws or "blue sky" laws of such state.

        Each broker-dealer that receives exchange notes for its own account in exchange for restricted notes, when such restricted notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See "Plan of Distribution."

Clearing of the Notes

        The exchange notes will have a CUSIP number different from the CUSIP number for the restricted notes.

Consequences of a Failure to Exchange Restricted Notes

        Following consummation of the exchange offer, assuming we have accepted for exchange all validly tendered restricted notes, we will have fulfilled our exchange and registration obligations under the registration rights agreement. All untendered restricted notes outstanding after consummation of the exchange offer will continue to be our valid and enforceable debt obligations, subject to the restrictions on transfer set forth in the second supplemental indenture to the indenture governing the notes. Holders of restricted notes will only be able to offer for sale, sell or otherwise transfer untendered restricted notes as follows:

  (1)
  to us, although we have no obligation to purchase untendered restricted notes except if they are called for redemption in accordance with the provisions of the indenture governing the notes;

  (2)
  pursuant to a registration statement that has been declared effective under the Securities Act, although we will have no obligation, and do not intend, to file any such registration statement;

  (3)
  for so long as the restricted notes are eligible for resale pursuant to Rule 144A under the Securities Act, to a person reasonably believed to be a QIB within the meaning of Rule 144A, that purchases for its own account or for the account of a QIB to whom notice is given that the transfer is being made in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A; or

  (4)
  pursuant to any other available exemption from the registration requirements of the Securities Act.

        To the extent that restricted notes are tendered and accepted in the exchange offer, the liquidity of the trading market for untendered restricted notes could be adversely affected.

DESCRIPTION OF THE NOTES

        The restricted notes were issued and the exchange notes will be issued as a separate series of securities under the indenture, dated as of August 24, 2001, as supplemented, between us and Bank One Trust Company, N.A., as the trustee. The statements made in this section relating to the indenture and the notes are summaries of the provisions of the indenture and the notes. For a full description of the terms of the notes, noteholders should refer to the indenture, as supplemented, a copy of which can be obtained from us upon request. See "Where You Can Find More Information." The indenture is subject to, and governed by, the United States Trust Indenture Act of 1939. As used in this description, the term "notes" refers to and includes the restricted notes and the exchange notes.

General

        The notes are direct, unsecured obligations and will rank without preference or priority among themselves and equally with all of our existing and future unsecured and unsubordinated indebtedness. The notes will mature on July 1, 2012. In the future, we may issue an additional principal amount of notes of the same series with the same CUSIP number, without the consent of the noteholders.

        The notes will be represented by a global note issue in fully registered form that, when issued, will be registered in the name of Cede & Co., as registered owner and as nominee for DTC. DTC will act as securities depository for the notes, with certain exceptions. Beneficial interests in these notes will be in book-entry form only.

        We will pay the principal of and interest on the notes at the office or agency we maintain in New York, New York for that purpose. In addition, the transfer or exchange of the notes will be registerable at that same office. We may, however, pay interest by check mailed to the address as it appears on the security register of any person entitled to payment of interest. (Sections 301, 305 and 1002).

Interest on the Exchange Notes

        Interest on the exchange notes will accrue from July 3, 2002 (or, if interest has been paid on the restricted notes, then from the last interest payment date on which interest was paid on the restricted notes surrendered in exchange). The exchange notes will bear interest at a rate of 11 7/8% per annum, plus any adjustment amount. Interest on the exchange notes will be payable on January 1 and July 1 of each year to the person in whose name the note was registered at the close of business on the preceding December 15 and June 15, respectively, subject to certain exceptions. Interest on the notes will be paid on the basis of a 360-day year comprised of twelve 30-day months. Assuming that the exchange offer is consummated prior to December 15, 2002, as anticipated, interest on the exchange notes will first become payable beginning on January 1, 2003.

Interest Rate Adjustment Based on Our Credit Rating

        Our current senior unsecured long-term debt ratings (ratings) are described in the table below:

Rating Service	Rating	Outlook
Moody's Investors Service, Inc. (Moody's)	Ba2	Stable
Standard & Poor's Corporation (S&P)	BBB-	Negative
Fitch, Inc. (Fitch)	BBB-	Negative

        The notes provide that in the event of a downgrade in our rating below Baa3 by Moody's or BBB- by S&P or Fitch, the interest rate on the notes will be adjusted as follows:

Moody's Rating	Adjustment Amount	S&P or Fitch Rating	Adjustment Amount
Ba1	1.000%	BB+	1.000%
Ba2	1.250%	BB	1.250%
Ba3 or lower	1.500%	BB- or lower	1.500%

        The adjusted interest rate per annum for the notes will be 11 7/8%, plus the sum of any Moody's adjustment amount plus the higher of (a) any S&P adjustment amount or (b) any Fitch adjustment amount set forth above.

        Where a rating change is made by one of the relevant rating services during any interest payment period, the amount of interest to be paid with respect to such period shall be calculated at a rate per annum equal to the weighted average of the interest rate in effect immediately prior to such change and the rate in effect upon such new rating being given, calculated by multiplying each such rate by the number of days such rate is in effect during such interest payment period, determining the sum of such products and dividing such sum by the number of days in that interest payment period. Because of the downgrade of our credit rating to Ba2 by Moody's on September 3, 2002, the adjusted interest rate per annum starting on that date is 13.125%.

Events of Default

        With respect to the notes, the indenture defines an event of default as:

    •
    a default in the payment of principal (or premium, if any) on any note of that series at its maturity;

    •
    a default in the payment of any interest on any note of that series for 30 days;

    •
    our failure to perform any other of the covenants or warranties in the indenture for 60 days after we receive notice of our failure (other than a covenant or warranty included in the indenture solely for the benefit of a series of notes other than that particular series);

    •
    a default by us under any indebtedness for borrowed money resulting in indebtedness in an aggregate principal amount exceeding $40,000,000 becoming due prior to maturity, if the acceleration of that indebtedness is not rescinded within 10 days after notice of such default;

    •
    certain events of bankruptcy, insolvency or reorganization; and

    •
    any other event of default provided with respect to the notes of that series. (Section 501).

        If any event of default with respect to any series of notes at the time outstanding occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding notes of that series may, by notice, declare the principal amount of all notes of that series to be due and payable immediately. Upon certain conditions the holders of a majority in principal amount of the outstanding notes of that series on behalf of the holders of all notes of that series may annul that declaration and waive past defaults. A declaration may not, however, be annulled if the default is a default in payment of principal of, or premium or interest, if any, on, the notes of that series and other specified defaults unless such default has been cured. (Sections 502 and 513).

        The indenture states that the trustee will give notice to the noteholders of a known default if that default is uncured or not waived. The trustee may decide to withhold a notice of default if it determines in good faith that withholding of the notice is in the interest of the holders of the notes unless the default is in the payment of principal (or premium, if any) or interest, if any. The trustee may not give notice of default until 30 days after the occurrence of a default in the performance of a covenant in the indenture other than for the payment of principal (or premium, if any) or interest, if any. The term default for the purpose only of this provision means the happening of any of the events of default specified in the indenture and relating to a series of outstanding notes, excluding any grace periods and irrespective of any notice requirements. (Section 602).

        The indenture contains a provision entitling the trustee, subject to the duty of the trustee during a default to act with the required standard of care, to be indemnified by the holders of the notes before proceeding to exercise any right or power under the indenture at the request of such holders of the notes. (Section 603). The indenture states that the holders of a majority in principal amount of outstanding notes of a series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or other power conferred on the trustee. The trustee, however, may decline to act if that direction is contrary to law or the indenture. (Section 512).

        The indenture requires us to annually file with the trustee a certificate stating that no default exists or identifying any existing default.

Defeasance

        At our option, we:

    •
    will be discharged from all obligations with respect to the notes (except for certain obligations including registering the transfer or exchange of the notes, replacing stolen, lost or mutilated notes, maintaining payment agencies and holding monies for payment in trust); or

    •
    need not comply with certain restrictive covenants of the indenture,

if we deposit with the trustee (and in the case of a discharge, 91 days after such deposit) money, or U.S. government obligations, or a combination of both, sufficient to pay all the principal of and interest on the notes on the date those payments are due in accordance with the terms of the notes to and including a redemption date which we irrevocably designate for redemption of the notes. To exercise this option, we must meet certain conditions, including delivering to the trustee an opinion of counsel stating that the deposit and related defeasance will not cause the holders of the notes to recognize income, gain or loss for federal income tax purposes. (Sections 403 and 1008).

Modification of the Indenture

        We and the trustee may add provisions to or change or eliminate any of the provisions of the indenture relating to the notes of a series if holders of at least a majority in principal amount of that series of the notes, voting as a class, consent. We and the trustee cannot, however, modify the indenture to:

    •
    change the stated maturity of any note;

    •
    reduce the principal amount of, or the rate of interest or any premium on, any note;

    •
    change the place or currency of payment on any note;

    •
    impair the right to institute suit for the enforcement of any payment on or after the stated maturity of any note;

    •
    reduce the percentage of outstanding notes necessary to modify or amend the indenture; or

    •
    reduce the percentage of aggregate principal amount of outstanding notes necessary to waive compliance with certain provisions of the indenture or to waive certain covenants and defaults. (Section 902).

Consolidations, Merger and Sale of Assets

        Without the consent of the holders of any of the outstanding notes under the indenture, we may:

    •
    consolidate with or merge into any other corporation;

    •
    transfer or lease substantially all of our assets to any person;

    •
    acquire or lease substantially all of the assets of any person; or

    •
    permit any corporation to merge into us, if:

    •
    the successor is a corporation organized under the laws of any domestic jurisdiction;

    •
    the successor corporation, if other than us, assumes our obligations on the notes and under the indenture; and

    •
    after giving the effect to the transaction, no event of default, and no event which, after notice or lapse of time, would become an event of default, will occur. (Section 801).

        Certain of the covenants described above will not necessarily afford the holders protection in the event we are involved in a highly leveraged transaction, such as a leveraged buyout. However, we must obtain regulatory approval to issue long-term debt.

Outstanding Notes

        In determining whether the holders of the requisite principal amount of outstanding notes have given any request, demand, authorization, direction, notice, consent or waiver under the indenture, notes that we or any of our affiliates own are not considered to be outstanding. (Section 101).

Book-Entry Systems

        The Depository Trust Company will act as securities depository for the notes. The notes will be issued in fully-registered form in the name of Cede & Co. (DTC's partnership nominee). We will issue one or more fully registered certificates as global securities for the notes in the aggregate principal amount of the notes and deposit the certificates with DTC.

        DTC is a limited purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the United States Federal Reserve Systems, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered under Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through computerized book-entry changes in direct participants' accounts. This eliminates the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations, and other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules that apply to DTC and its participants are on file with the SEC.

        If you intend to exchange any of the notes you must do so through the DTC system by or through direct participants. The participant that you exchange through will receive a credit for the notes on DTC's records. The ownership interest of each actual owner of notes, who we refer to as a "beneficial owner," is in turn to be received on the participants' records. Beneficial owners will not receive written confirmation from DTC of their exchange, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the notes except in the event that use of the book-entry system for the notes is discontinued.

        To facilitate subsequent transfers, all notes deposited by direct participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of notes with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the notes. DTC's records reflect only the identity of the direct participants to whose accounts such notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

        Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

        Neither DTC nor Cede & Co. will consent or vote with respect to the notes. Under its usual procedures, DTC would mail an Omnibus Proxy to us as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

        We will make principal and interest payments on the notes to DTC. DTC's practice is to credit direct participants' accounts on the payable date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participant and not of DTC, us or the trustee, subject to any statutory or regulatory requirements as may be in effect from time to time. We or the trustee will be responsible for the payment of principal and interest to DTC. DTC will be responsible for the disbursement of those payments to its participants, and the participants will be responsible for disbursements of those payments to beneficial owners.

        DTC may discontinue providing its service as securities depository with respect to the notes at any time by giving reasonable notice to us or the trustee. Under these circumstances, in the event that a successor securities depository is not obtained, we will print and deliver to you restricted note certificates.

        Also, in case we decide to discontinue use of the system of book-entry transfer through DTC (or a successor securities depository) we will print and deliver to you restricted note certificates.

        The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that we believe to be reliable (including DTC), but we take no responsibility for its accuracy.

        Neither we nor the trustee will have any responsibility or obligation to participants, or the persons for whom they act as nominees, with respect to the accuracy of the records of DTC, its nominee or any participant, any ownership interest in the notes, or any payments to, or the providing of notice to participants or beneficial owners.

Redemption

        We may redeem the notes at any time, in whole or in part, at a redemption price equal to the greater of (1) the principal amount being redeemed or (2) the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Yield plus 50 basis points, plus in each case accrued interest to the redemption date.

        "Treasury Yield" means, for any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the redemption date.

        "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporation debt securities of comparable maturity to the remaining term of the notes.

        "Independent Investment Banker" means Credit Suisse First Boston Corporation or its successor or, if Credit Suisse First Boston Corporation or its successor is unwilling or unable to select the Comparable Treasury Issue, one of the remaining Reference Treasury Dealers appointed by the trustee after consultation with us.

        "Comparable Treasury Price" means, for any redemption date, (1) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding the redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (2) if that release (or any successor release) is not published or does not contain those prices on that business day, (A) the average of the Reference Treasury Dealer Quotations for the redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations for the redemption date, or (B) if we obtain fewer than four Reference Treasury Dealer Quotations, the average of all of the quotations.

        "Reference Treasury Dealer Quotations" means, for each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by the Reference Treasury Dealer at 5:00 p.m. on the third business day preceding the redemption date.

        "Reference Treasury Dealer" means (1) each of Credit Suisse First Boston Corporation and any other primary U.S. Government Securities dealer in New York City (a "Primary Treasury Dealer") designated by, and not affiliated with Credit Suisse First Boston Corporation and its successors, provided, however, that if Credit Suisse First Boston Corporation or any of its designees ceases to be a Primary Treasury Dealer, we will appoint another Primary Treasury Dealer as a substitute and (2) any other Primary Treasury Dealer selected by us.

        If we elect to redeem less than all the notes and the notes are at the time represented by a global security, then the particular interest to be redeemed will be selected by lot. If we elect to redeem less than all of the notes, and the notes are not represented by a global security, then the Trustee will select the particular notes to be redeemed in a manner it deems appropriate and fair.

        The notes do not provide for any sinking fund.

Limitation on Issuance of Mortgage Bonds

        We have agreed not to issue any mortgage bonds under our General Mortgage Indenture and Deed of Trust, dated as of September 15, 1988, between us and Commerce Bank of Kansas City, N.A., as trustee, or under the Indenture of Mortgage and Deed of Trust dated as of April 1, 1946, as amended and supplemented, between us, as successors to St. Joseph Light & Power Company, and The Bank of New York, as trustee, without directly securing the notes equally and ratably with the mortgage bonds and all other obligations and indebtedness secured under the relevant indenture. As of the date of this prospectus, we have mortgage bonds outstanding in the approximate amount of $21.4 million.

TAX MATTERS

        The exchange of the restricted notes for exchange notes under the exchange offer should not be a taxable exchange for U.S. federal income tax purposes. As a result, there should be no U.S. federal income tax consequences to holders exchanging the restricted notes for the exchange notes pursuant to the exchange offer.

PLAN OF DISTRIBUTION

        Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes or market-making activities or other trading activities.

        We will not receive any cash proceeds from any sale of exchange notes by broker-dealers or other persons. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transaction in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an "underwriter" within the meaning of the Securities Act, and any profit on any such resale of exchange notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        For a period starting on the date of this prospectus and ending on the close of business on the earlier to occur of:

  (1)
  the date on which all exchange notes held by broker-dealers eligible to use the prospectus to satisfy their prospectus delivery obligations under the Securities Act have been sold and

  (2)
  the date 180 days after the consummation of the exchange offer,

        we will make this prospectus, as amended or supplemented, available to any broker-dealer in connection with any such resale and will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents.

        We have agreed to pay all expenses incident to the exchange offer, including the expense of one counsel for the holders of the restricted notes, other than commissions or concession of any broker-dealers and will indemnify the holders of the notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.

LEGAL OPINIONS

        The validity of the securities offered hereby will be passed upon for us by our General Counsel or an Assistant General Counsel.

EXPERTS

        Our consolidated financial statements and schedules included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2001, as amended by our Form 10-K/A filed on May 2, 2002, have been audited by Arthur Andersen, independent public accountants as indicated in their reports with respect thereto. Such consolidated financial statements are incorporated by reference herein. We have not been able to obtain, after reasonable efforts, the written consent of Arthur Andersen to our naming it in this prospectus as having certified the financial statements described above, as required by Section 7 of the Securities Act. Under Section 11(a)(4) of the Securities Act, if any audited financial statements included in a registration statement contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, an investor may sue the independent accountant who certified such financial statements only if such accountant has consented to being named as having certified such financial statements. Because Arthur Andersen has not provided its written consent, you will not be able to sue Arthur Andersen pursuant to Section 11(a)(4) of the Securities Act and therefore your right of recovery under that section will be limited as a result of the lack of consent.

        Arthur Andersen has not reissued its report with respect to our Amendment No. 2 to our Annual Report on Form 10-K/A filed on August 14, 2002.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.    Indemnification of Directors and Officers.

        Section 145 of the Delaware General Corporation Law confers broad powers upon corporations incorporated in that state with respect to indemnification of any person against liabilities incurred by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other business entity. The provisions of Section 145 are not exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw, agreement or otherwise.

        The Restated Certificate of Incorporation of Aquila contains a provision that eliminates the personal liability of Aquila's directors to Aquila or its stockholders for monetary damages for breach of fiduciary duty to the fullest extent permitted by the Delaware General Corporation Law.

        Aquila has a dual phase insurance policy providing directors and officers with indemnification, subject to certain exclusions and to the extent not otherwise indemnified by Aquila, against loss (including expenses incurred in the defense of actions, suits or proceedings in connection therewith) arising from any negligent act, error, omission or breach of duty while acting in their capacity as directors and officers of Aquila. The policy also reimburses Aquila for liability incurred in the indemnification of its directors and officers.

        The Bylaws of Aquila entitle officers and directors to be indemnified by Aquila against costs or expenses, attorneys' fees, judgments, fines and amounts paid in settlement that are actually and reasonably incurred in connection with an action, suit or proceeding, including actions brought by or in the right of Aquila, to which such persons are made or threatened to be made a party, by reasons of their being a director or officer. Such right, however, may be made only as authorized by (i) a majority vote of a quorum of disinterested directors, or (ii) if such quorum is not obtainable or, if obtainable, a majority thereof so directs, by independent legal counsel, or (iii) by the stockholders of Aquila, upon a determination that the person seeking indemnification acted in good faith and in the manner that he or she reasonably believed to be in or not opposed to Aquila's best interest, or, if the action is criminal in nature, upon a determination that the person seeking indemnification had no reasonable cause to believe that such person's conduct was unlawful. This provision also requires Aquila, upon authorization by the board of directors, to advance costs and expenses, including attorneys' fees, reasonably incurred in defending such actions; provided, that any person seeking such an advance must first provide Aquila with an undertaking to repay any amount as to which it may be determined such person is not entitled.

Item 21.    Exhibits.

Exhibit		Description
1(a)		Purchase Agreement among Aquila, Inc. and Credit Suisse First Boston Corporation, as representatives of the several purchasers, dated June 28, 2002.
1(b)		Amendment dated July 3, 2002, to Purchase Agreement among Aquila, Inc. and Credit Suisse First Boston Corporation, as representatives of the several purchasers, dated June 28, 2002.
3(a)	*	Restated Certificate of Incorporation of Aquila, Inc., with all amendments (Exhibit 3(a) to Aquila, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002).
3(b)	*	Amended and Restated Bylaws of Aquila, Inc. (Exhibit 3(b) to Aquila, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2001.)
4(a)	*
Indenture, dated as of August 24, 2001, between Aquila, Inc., as Issuer, and BankOne Trust Company, N.A., as Trustee. (Exhibit 4(d) to Aquila, Inc.'s registration statement on From S-3 (File No. 333-68400) filed August 27, 2001).
4(b)	*
First Supplemental Indenture, dated as of February 28, 2002, between Aquila, Inc., as Issuer, and BankOne Trust Company, N.A., as Trustee. (Exhibit 4 to Aquila, Inc.'s Current Report on Form 8-K filed February 27, 2002).
4(c)		Second Supplemental Indenture, dated as of July 3, 2002, between Aquila, Inc., as Issuer, and BankOne Trust Company, N.A., as Trustee.
4(d)		Form of Exchange Note (included in Exhibit 4(c)).
4(e)		Registration Rights Agreement, dated as of June 28, 2002, between Aquila, Inc. and Credit Suisse First Boston, as representative of the several purchasers.
4(f)		Amendment dated July 3, 2002, to Registration Rights Agreement, dated as of June 28, 2002, between Aquila, Inc. and Credit Suisse First Boston, as representative of the several purchasers.
4(g)
Long-term debt instruments of Aquila, Inc. in amounts not exceeding 10 percent of the total assets of Aquila, Inc. and its subsidiaries on a consolidated basis will be furnished to the Commission upon request.
5		Opinion of the General Counsel of Aquila, Inc.
10(a)(1)	*	Aquila, Inc. Amended and Restated 1986 Stock Incentive Plan. (Exhibit 10(a)(2) to Aquila, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1999.)
10(a)(2)	*
First Amendment and Second Amendment to Aquila, Inc. Amended and Restated 1986 Stock Incentive Plan. (Exhibit 10(a)(2) to Aquila, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2000.)
10(a)(3)	*	Third Amendment to Amended and Restated 1986 Stock Incentive Plan. (Exhibit 10(a)(3) to Aquila, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2001.)
10(a)(4)	*	Annual and Long-Term Incentive Plan. (Exhibit 10(a)(3) to Aquila, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1999.)
10(a)(5)	*	First Amendment to Annual and Long-Term Incentive Plan. (Exhibit 10(a)(5) to Aquila, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2001.)
10(a)(6)	*	1990 Non-Employee Director Stock Plan, including all amendments. (Exhibit 10(a)(4) to Aquila, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1999.)
10(a)(7)	*
Form of Severance Compensation Agreement between Aquila, Inc. and certain executives of Aquila, Inc. (Exhibit 10(a)(7) to Aquila, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2001.)
10(a)(8)	*	Life Insurance Program for Officers. (Exhibit 10 (a)(13) to Aquila, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1995.)

10(a)(9)	*	Supplemental Executive Retirement Plan, Amended and Restated, effective January 1, 2001. (Exhibit 10(a)(1) to Aquila, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2001.)
10(a)(10)	*	Employment Agreement for Richard C. Green, Jr. (Exhibit 10.4 to Aquila, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.)
10(a)(11)	*	Employment Agreement for Robert K. Green. (Exhibit 10.5 to Aquila, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.)
10(a)(12)	*	Amended and Restated Capital Accumulation Plan. (Exhibit 10(a)(14) to Aquila, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2000.)
10(a)(13)	*	First Amendment to the Amended and Restated Capital Accumulation Plan. (Exhibit 10(a)(2) to Aquila, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2001.)
10(a)(14)	*
Aquila Merchant Services, Inc. 2001 Omnibus Incentive Compensation Plan. (Exhibit 10.13 to Registration Statement No. 333-51718, filed April 18, 2001 by Aquila Merchant Services, Inc. (formerly Aquila, Inc.))
10(a)(14)	*
Severance Compensation Agreement dated as of March 16, 2001, by and between Aquila Merchant Services, Inc. (formerly Aquila, Inc.) and Keith Stamm. (Exhibit 10.7 to Registration Statement No. 333-51718, filed April 18, 2001 by Aquila Merchant Services, Inc. (formerly Aquila, Inc.))
10(a)(15)	*
Severance Compensation Agreement dated as of March 16, 2001, by and between Aquila Merchant Services, Inc. (formerly Aquila, Inc.) and Dan J. Streek. (Exhibit 10.8 to Registration Statement No. 333-51718, filed April 18, 2001 by Aquila Merchant Services, Inc. (formerly Aquila, Inc.))
10(a)(16)	*	Aquila, Inc. 2002 Omnibus Incentive Compensation Plan. (Filed with Aquila, Inc.'s Proxy Statement filed on March 15, 2002.)
10(a)(17)	*	Retention Agreement dated July 1, 2002 between Aquila, Inc. and Edward K. Mills. (Exhibit 10(a)(2) to Aquila, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002.)
12		Computation of Ratio of Earnings to Fixed Charges.
21		Subsidiaries of Aquila, Inc.
23		Consent of the General Counsel of Aquila, Inc. (included in Exhibit 5.)
24		Powers of Attorney (included in signature page to this Registration Statement.)
25	*	Form T-1 Statement of Eligibility of Trustee. (Exhibit 25 to Aquila, Inc.'s registration statement on Form S-3 filed on May 15, 2002.)
99.1		Form of Exchange Agent Agreement.
99.2+		Form of Letter of Transmittal.
99.3		Form of Notice of Guaranteed Delivery

*
Incorporated by reference.

+
To be filed by amendment.

Item 22.    Undertakings.

        (1)  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of Aquila's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (2)  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant of the foregoing provisions, or otherwise, the registrant have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the co-registrants of expenses incurred or paid by a director, officer or controlling person of the co-registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        (3)  The undersigned registrant hereby undertake to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

        (4)  The undersigned registrant hereby undertake to supply by means of a post-effective amendment all information concerning a transaction, and us being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kansas City, State of Missouri, on September 25, 2002.

AQUILA, INC.
BY:	/s/ DAN STREEK Dan Streek Chief Financial Officer (Principal Financial and Accounting Officer)

        The undersigned directors of Aquila, Inc. appoint Richard C. Green, Jr. and Leslie J. Parrette, Jr. our true and lawful attorneys with power to each of them to sign for us this registration statement and any and all amendments to this registration statement, and generally do all such things in our names and in our capacities as directors to enable Aquila, Inc. to comply with the provisions of the Securities Act of 1933 and all requirements of the Securities and Exchange Commission in connection with this offering.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below on September 25, 2002 by the following persons in the capacities indicated:

Signature	Title
/s/ ROBERT K. GREEN Robert K. Green	President, Chief Executive Officer and Director* (Principal Executive Officer)
/s/ RICHARD C. GREEN, JR. Richard C. Green, Jr.	Chairman of the Board*
/s/ DAN STREEK Dan Streek	Chief Financial Officer (Principal Financial and Accounting Officer)*
/s/ JOHN R. BAKER John R. Baker	Director*
/s/ HERMAN CAIN Herman Cain	Director*
/s/ HEIDI E. HUTTER Heidi E. Hutter	Director*
/s/ IRVINE O. HOCKADAY Irvine O. Hockaday	Director*
/s/ STANLEY O. IKENBERRY Stanley O. Ikenberry	Director*
/s/ ROBERT F. JACKSON, JR. Robert F. Jackson, Jr.	Director*
/s/ GERALD L. SHAHEEN Gerald L. Shaheen	Director*

*
A majority of the board of directors

INDEX TO EXHIBITS

Exhibit	Description
1(a)	Purchase Agreement among Aquila, Inc. and Credit Suisse First Boston Corporation, as representatives of the several purchasers, dated June 28, 2002.
1(b)	Amendment dated July 3, 2002, to Purchase Agreement among Aquila, Inc. and Credit Suisse First Boston Corporation, as representatives of the several purchasers, dated June 28, 2002.
3(a)*	Restated Certificate of Incorporation of Aquila, Inc., with all amendments (Exhibit 3(a) to Aquila, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002).
3(b)*	Amended and Restated Bylaws of Aquila, Inc. (Exhibit 3(b) to Aquila, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2001.)
4(a)*
Indenture, dated as of August 24, 2001, between Aquila, Inc., as Issuer, and BankOne Trust Company, N.A., as Trustee. (Exhibit 4(d) to Aquila, Inc.'s registration statement on From S-3 (File No. 333-68400) filed August 27, 2001).
4(b)*
First Supplemental Indenture, dated as of February 28, 2002, between Aquila, Inc., as Issuer, and BankOne Trust Company, N.A., as Trustee. (Exhibit 4 to Aquila, Inc.'s Current Report on Form 8-K filed February 27, 2002).
4(c)	Second Supplemental Indenture, dated as of July 3, 2002, between Aquila, Inc., as Issuer, and BankOne Trust Company, N.A., as Trustee.
4(d)	Form of Exchange Note (included in Exhibit 4(c)).
4(e)	Registration Rights Agreement, dated as of June 28, 2002, between Aquila, Inc. and Credit Suisse First Boston, as representative of the several purchasers.
4(f)	Amendment dated July 3, 2002, to Registration Rights Agreement, dated as of June 28, 2002, between Aquila, Inc. and Credit Suisse First Boston, as representative of the several purchasers.
4(g)
Long-term debt instruments of Aquila, Inc. in amounts not exceeding 10 percent of the total assets of Aquila, Inc. and its subsidiaries on a consolidated basis will be furnished to the Commission upon request.
5	Opinion of the General Counsel of Aquila, Inc.
10(a)(1)*	Aquila, Inc. Amended and Restated 1986 Stock Incentive Plan. (Exhibit 10(a)(2) to Aquila, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1999.)
10(a)(2)*
First Amendment and Second Amendment to Aquila, Inc. Amended and Restated 1986 Stock Incentive Plan. (Exhibit 10(a)(2) to Aquila, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2000.)
10(a)(3)*	Third Amendment to Amended and Restated 1986 Stock Incentive Plan. (Exhibit 10(a)(3) to Aquila, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2001.)
10(a)(4)*	Annual and Long-Term Incentive Plan. (Exhibit 10(a)(3) to Aquila, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1999.)
10(a)(5)*	First Amendment to Annual and Long-Term Incentive Plan. (Exhibit 10(a)(5) to Aquila, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2001.)
10(a)(6)*	1990 Non-Employee Director Stock Plan, including all amendments. (Exhibit 10(a)(4) to Aquila, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1999.)
10(a)(7)*
Form of Severance Compensation Agreement between Aquila, Inc. and certain executives of Aquila, Inc. (Exhibit 10(a)(7) to Aquila, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2001.)
10(a)(8)*	Life Insurance Program for Officers. (Exhibit 10 (a)(13) to Aquila, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1995.)

10(a)(9)*	Supplemental Executive Retirement Plan, Amended and Restated, effective January 1, 2001. (Exhibit 10(a)(1) to Aquila, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2001.)
10(a)(10)*	Employment Agreement for Richard C. Green, Jr. (Exhibit 10.4 to Aquila, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.)
10(a)(11)*	Employment Agreement for Robert K. Green. (Exhibit 10.5 to Aquila, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.)
10(a)(12)*	Amended and Restated Capital Accumulation Plan. (Exhibit 10(a)(14) to Aquila, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2000.)
10(a)(13)*	First Amendment to the Amended and Restated Capital Accumulation Plan. (Exhibit 10(a)(2) to Aquila, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2001.)
10(a)(14)*
Aquila Merchant Services, Inc. 2001 Omnibus Incentive Compensation Plan. (Exhibit 10.13 to Registration Statement No. 333-51718, filed April 18, 2001 by Aquila Merchant Services, Inc. (formerly Aquila, Inc.))
10(a)(14)*
Severance Compensation Agreement dated as of March 16, 2001, by and between Aquila Merchant Services, Inc. (formerly Aquila, Inc.) and Keith Stamm. (Exhibit 10.7 to Registration Statement No. 333-51718, filed April 18, 2001 by Aquila Merchant Services, Inc. (formerly Aquila, Inc.))
10(a)(15)*
Severance Compensation Agreement dated as of March 16, 2001, by and between Aquila Merchant Services, Inc. (formerly Aquila, Inc.) and Dan J. Streek. (Exhibit 10.8 to Registration Statement No. 333-51718, filed April 18, 2001 by Aquila Merchant Services, Inc. (formerly Aquila, Inc.))
10(a)(16)*	Aquila, Inc. 2002 Omnibus Incentive Compensation Plan. (Filed with Aquila, Inc.'s Proxy Statement filed on March 15, 2002.)
10(a)(17)*	Retention Agreement dated July 1, 2002 between Aquila, Inc. and Edward K. Mills. (Exhibit 10(a)(2) to Aquila, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002.)
12	Computation of Ratio of Earnings to Fixed Charges.
21	Subsidiaries of Aquila, Inc.
23	Consent of the General Counsel of Aquila, Inc. (included in Exhibit 5.)
24	Powers of Attorney (included in signature page to this Registration Statement.)
25*	Form T-1 Statement of Eligibility of Trustee. (Exhibit 25 to Aquila, Inc.'s registration statement on Form S-3 filed on May 15, 2002.)
99.1	Form of Exchange Agent Agreement.
99.2+	Form of Letter of Transmittal.
99.3	Form of Notice of Guaranteed Delivery

*
Incorporated by reference.

+
To be filed by amendment.

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TABLE OF CONTENTS
SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
ABOUT AQUILA
RECENT DEVELOPMENTS
RATIO OF EARNINGS TO FIXED CHARGES
USE OF PROCEEDS
SELECTED FINANCIAL INFORMATION
EXCHANGE OFFER
DESCRIPTION OF THE NOTES
TAX MATTERS
PLAN OF DISTRIBUTION
LEGAL OPINIONS
EXPERTS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 20. Indemnification of Directors and Officers.
  Item 21. Exhibits.
  Item 22. Undertakings.
SIGNATURES
INDEX TO EXHIBITS